ALIGNVEST MANAGEMENT CORPORATION, ALIGNVEST PARTNERS MASTER FUND LP AND SG
ENTERPRISES II, LLC ANNOUNCE OWNERSHIP IN TRILOGY INTERNATIONAL PARTNERS INC.

Toronto, February 7, 2017 – Alignvest Management Corporation (“AMC”), Alignvest Partners Master Fund LP (“APMF”) and SG Enterprises II, LLC (“SG Enterprises”) today announce their ownership in Trilogy International Partners Inc. (formerly Alignvest Acquisition Corporation) (the “Corporation”), following the completion of the qualifying acquisition of the Corporation today under which the Corporation effected a business combination with Trilogy International Partners LLC (“Trilogy LLC”) by way of a court approved plan of arrangement (the “Arrangement”).

APMF acquired 2,751,000 Class B shares of the Corporation (“Class B Shares”) at a subscription price of $10.00 per share in the previously disclosed private placement (the “Private Placement”) of the Corporation that was completed in connection with the completion of the Arrangement, which Class B shares were converted to common shares of the Corporation (“Common Shares”) under the Arrangement. Such shares represent approximately 3.3% of the issued and outstanding Common Shares. APMF is managed by AMC, which was the sponsor of the Corporation and, accordingly, AMC may have control or direction over the Common Shares owned by APMF. APMF acquired the Common Shares under the Private Placement for investment purposes, and may acquire further Common Shares or dispose of its holdings of Common Shares, both as investment conditions warrant.

Prior to the completion of the Private Placement and the Arrangement, AMC held 6,677,760 Class B Shares, or 19.9% of the issued and outstanding shares of the Corporation and 407,040 warrants of the Corporation (“Warrants”). The Warrants were exercisable to acquire Class B Shares, and following the Arrangement are exercisable to acquire Common Shares. APMF did not own any securities of the Corporation prior to the completion of the Arrangement. Following the completion of the Private Placement and the Arrangement, APMF owns 2,751,000 Common Shares, or approximately 3.3% of the issued and outstanding Common Shares; AMC owns 6,677,760 Common Shares, or approximately 8% of the issued and outstanding Common Shares, and AMC also owns the above noted 407,040 Warrants; and together, APMF and AMC’s ownership of Common Shares represents approximately 11.3% of the issued and outstanding Common Shares.

In addition, SG Enterprises acquired 15,905,481 Class C Units of Trilogy LLC (“Class “C” Units”), which are redeemable for Common Shares, and 735,473 Common Shares under the Arrangement representing approximately 19.0% and 0.9% of the issued and outstanding Class “C” Units and Common Shares, respectively, or together approximately 19.9% of the issued and outstanding Class “C” Units and Common Shares. SG Enterprises is controlled by John Stanton and Theresa E. Gillespie. Prior to the closing of the Arrangement SG Enterprises did not hold any securities of the Corporation. SG Enterprises acquired the Class “C” Units and Common Shares under the Arrangement and, depending on market conditions and other factors, may from time to time acquire additional securities of the Corporation, or dispose of securities of the Corporation in the open market, or by private agreement or otherwise.

All of the calculations of percentages of issued and outstanding Common Shares in this press release are calculated on the basis of the issued and outstanding Common Shares and Class “C” Units, but otherwise on a non-diluted basis.

Cautionary Statements

Certain information contained in this news release may be forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, potential future acquisitions or dispositions of securities of the Corporation by AMC, APMF or SG Enterprises. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FOR FURTHER INFORMATION PLEASE CONTACT:

Alignvest Partners Master Fund LP and Alignvest Management Corporation
Sanjil Shah
Chief Financial Officer
(416) 360-8248
sshah@alignvest.com

SG Enterprises II, LLC
John Stanton
(425) 458-5900